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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                 [Securian Logo]

February 26, 2010

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re: Post-Effective Amendment Filing Pursuant to Rule 485(a)
    Advantus Series Fund, Inc.
    File Numbers: 2-96990 and 811-4279

Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-1A for Advantus Series Fund, Inc. (the "Fund") is being filed electronically with the Securities and Exchange Commission (the "Commission") pursuant to Rule 485(a) under the Securities Act of 1933. In that regard, it is requested that the amendment be declared effective on April 30, 2010.

The accompanying post-effective amendment is a "narrative only" filing. Financial data will be provided in a subsequent post-effective amendment filed prior to April 30, 2010, pursuant to paragraph (b) of Rule 485.

The prospectus and Statement of Additional Information (SAI) in the accompanying post-effective amendment reflect, among other changes, revisions in accordance with the amendments to Form N-1A adopted in Release Nos. 33-8998; and IC-28584 (January 13, 2009). In addition, the SAI in the accompanying post-effective amendment also includes new disclosures regarding the Fund's board of directors in accordance with the amendments to Item 17(b) of Form N-1A adopted in Release Nos. 33-9089; 34-61175; and IC-29092 (December 16, 2009).

In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, the Fund hereby acknowledges that:

     1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

     2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.

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Securities and Exchange Commission
February 26, 2010
Page 2

     3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding this filing may be directed to the undersigned by telephone at 651-665-4872 or by e-mail at eric.bentley@securian.com.

Sincerely,


/s/ Eric J. Bentley
--------------------------------------
Eric J. Bentley
Assistant General Counsel

EJB: pjh

cc: Michael J. Radmer, Esq.
    Dorsey & Whitney LLP